SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 2, 2003

                           Commission File No. 1-14110

                              ---------------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)
                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                         Rule 12g3-2(b): 82- __________


Enclosure: Press release dated October 2, 2003, announcing that Pechiney has entered the FTSE4GOOD Europe and Global indices.

                                    PECHINEY    [LOGO OMITTED]
                                    --------

          Pechiney Included in FTSE4GOOD Sustainable Development Index

Paris, October 2, 2003. Pechiney today announced that it has entered the FTSE4GOOD Europe and Global indices.

Pechiney is one of the four latest French "recruits" to the FTSE4GOOD sustainable development index, out of a total of 25 indexed French companies. Its inclusion was announced in line with the six-monthly update of the list of companies that meet the various inclusion criteria.

The criteria are centered on three main principles: working towards environmental sustainability; developing positive relations with stakeholders; upholding and supporting human rights.

Pechiney's inclusion in the series reflects the commitment of the company and its people to an ambitious sustainable development process. Above all, it encourages us to make all our environmental, health and safety actions part of a sustainable improvement momentum.

Pechiney is involved in several initiatives and programs that promote sustainable development, including:

     - The Global Compact, a platform created by the UN for businesses and organizations that undertake to comply with nine universal principles for human rights, work standards and the environment;

     - the Global Aluminium Sustainable Development initiative launched in 2002 under the supervision of the International Aluminium Institute;

     - the Partnership for Climate Action, created in 2001 by the non-governmental organization Environmental Defense;

     - and AERES, the French association of businesses for reducing the greenhouse effect, which was created in 2002.

Specialized in sustainable development, the FTSE4GOOD series was created in July 2001 by the FTSE group, a worldwide market index provider. The series is comprised of four indices: FTSE4GOOD Global, FTSE4GOOD Europe, FTSE4GOOD UK and FTSE4GOOD US. To date, a total of 264 businesses make up FTSE4GOOD Europe and 631 form the FTSE4GOOD Global index.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forwardlooking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Press Contacts:                                 Investor Relations Contacts:
Chrystele Ivins: Tel.: 33 1 56 28 24 18         Charles L. Ranunkel: Tel.: 33 1 56 28 25 07
chrystele.ivins@pechiney.com                                         Fax : 33 1 56 28 33 38
Stephan Giraud: Tel.: 33 1 56 28 24 19

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 2, 2003                       PECHINEY


                                            By:   /s/ OLIVIER MALLET
                                                  ------------------
                                            Name: Olivier MALLET
                                            Title: Chief Financial Officer